LimeLoop, INC

Financial Statements

For the Fiscal Year ended December 31, 2019 and 2020

(Unaudited)

LimeLoop, INC

BALANCE SHEET

As of January 27, 2021

	JAN - DEC 2019	JAN - DEC 2020	JAN 1-27, 2021
ASSETS			
Current Assets			
Bank Accounts			
LIMELOOP LLC (0262)	30,934.98	42,768.38	33,492.28
Total Bank Accounts	**$30,934.98**	**$42,768.38**	**$33,492.28**
Accounts Receivable			
Accounts Receivable (A/R)	1,845.00	805.00	46,605.00
Total Accounts Receivable	**$1,845.00**	**$805.00**	**$46,605.00**
Other Current Assets			
Less	0.00	0.00	0.00
Amortization of Shippers	0.00	0.00	0.00
Total Less	**0.00**	**0.00**	**0.00**
Shipper Inventory Subscribed	0.00	0.00	0.00
Shipper Inventory Unsubscribed	0.00	0.00	0.00
Total Other Current Assets	**$0.00**	**$0.00**	**$0.00**
Total Current Assets	**$32,779.98**	**$43,573.38**	**$80,097.28**
Fixed Assets			
Accumulated Depreciation	-10,270.00	-10,270.00	-10,270.00
Less Amortization of Prototypes	0.00	0.00	0.00
Shipper Prototype Development	0.00	2,812.50	4,312.50
Shippers	47,727.00	57,349.00	60,611.00
Total Fixed Assets	**$37,457.00**	**$49,891.50**	**$54,653.50**
Other Assets			
Accumulated Amortization	-7,326.80	-7,326.80	-7,326.80
Organizational Costs	7,326.80	7,326.80	7,326.80
Platform	0.00	3,000.00	3,000.00
Total Other Assets	**$0.00**	**$3,000.00**	**$3,000.00**
TOTAL ASSETS	**$70,236.98**	**$96,464.88**	**$137,750.78**

LimeLoop, INC

BALANCE SHEET

As of January 27, 2021

	JAN - DEC 2019	JAN - DEC 2020	JAN 1-27, 2021
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Other Current Liabilities			
Accrued Loan	0.00	0.00	0.00
Ashley Etling	3,800.00	3,800.00	3,800.00
Chantal Emmanuel	5,000.00	5,000.00	5,000.00
Viola Sutanto	5,000.00	3,000.00	3,000.00
Total Accrued Loan	**13,800.00**	**11,800.00**	**11,800.00**
Accrued Payroll	0.00	0.00	0.00
Ashley Etling	45,700.00	53,600.00	53,600.00
Chantal Emmanuel	67,700.00	75,600.00	75,600.00
Viola Sutanto	25,200.00	11,897.51	11,897.51
Total Accrued Payroll	**138,600.00**	**141,097.51**	**141,097.51**
Paycheck Protection Program Loan	0.00	49,700.00	49,700.00
Prepaid Expenses Payable	0.00	0.00	0.00
Total Other Current Liabilities	**$152,400.00**	**$202,597.51**	**$202,597.51**
Total Current Liabilities	**$152,400.00**	**$202,597.51**	**$202,597.51**
Long-Term Liabilities			
Accrued Interest - Convertible Notes	23,504.72	23,504.72	23,504.72
EIDL Loan	0.00	12,100.00	12,100.00
F&F Convertible Debt	175,000.00	175,000.00	175,000.00
Seed Convertible Note	260,000.00	340,000.00	340,000.00
Third Derivative Convertible Note	0.00	100,000.00	100,000.00
Total Long-Term Liabilities	**$458,504.72**	**$650,604.72**	**$650,604.72**
Total Liabilities	**$610,904.72**	**$853,202.23**	**$853,202.23**
Equity			
Capital Stock	5,000.00	5,000.00	5,000.00
Opening Balance Equity	0.00	0.00	0.00
Retained Earnings	-181,247.52	-545,667.74	-761,737.35
Net Income	-364,420.22	-216,069.61	41,285.90
Total Equity	**$ -540,667.74**	**$ -756,737.35**	**$ -715,451.45**
TOTAL LIABILITIES AND EQUITY	**$70,236.98**	**$96,464.88**	**$137,750.78**

LimeLoop, INC

PROFIT AND LOSS

January 1, 2019 - January 27, 2021

	JAN - DEC 2019	JAN - DEC 2020	JAN 1-27, 2021	TOTAL
Income				
Billable Expense Income	48.05	0.00	0.00	$48.05
Grants	37,000.00	47,500.00	0.00	$84,500.00
LimeLoop Subscriptions	5,228.14	22,911.18	46,790.45	$74,929.77
Packaging Purchase Income	0.00	16.78	14.26	$31.04
R&D CREDIT	2,837.00	0.00	0.00	$2,837.00
Sales of Product Income	1,408.32	0.00	0.00	$1,408.32
Uncategorized Income	500.00	0.00	0.00	$500.00
Total Income	**$47,021.51**	**$70,427.96**	**$46,804.71**	**$164,254.18**
Cost of Goods Sold				
Cost of Goods Sold	9,693.24	0.00	0.00	$9,693.24
Shipping Costs	882.65	4,849.46	926.80	$6,658.91
Total Cost of Goods Sold	**$10,575.89**	**$4,849.46**	**$926.80**	**$16,352.15**
GROSS PROFIT	**$36,445.62**	**$65,578.50**	**$45,877.91**	**$147,902.03**
Expenses				
General and Administrative Header	1,389.96	0.00	0.00	$1,389.96
Bank Charges & Fees	35.36	719.17	178.55	$933.08
Car & Truck	0.00	2.25	0.00	$2.25
Charitable Contribution	750.00	0.00	0.00	$750.00
Deferred Expenses	-4,550.55	0.00	0.00	$ -4,550.55
Meals & Entertainment	1,923.27	630.81	23.89	$2,577.97
Memberships	0.00	1,371.40	0.00	$1,371.40
Office Supplies	1,027.30	1,012.37	86.30	$2,125.97
Office/General Administrative Expenses	344.00	183.31	1,175.00	$1,702.31
Software Subscriptions	2,654.04	2,739.39	218.81	$5,612.24
Taxes & Licenses	151.98	1,075.00	0.00	$1,226.98
Telephone Expense	3,271.86	3,258.94	253.68	$6,784.48
Travel	12,907.85	2,386.60	0.00	$15,294.45
Total General and Administrative Header	**19,905.07**	**13,379.24**	**1,936.23**	**$35,220.54**
Marketing & Sales Header	0.00	0.00	0.00	$0.00
Marketing & Sales Expenses	3,345.68	1,128.66	0.00	$4,474.34
Total Marketing & Sales Header	**3,345.68**	**1,128.66**	**0.00**	**$4,474.34**
Occupancy Expenses Header	0.00	0.00	0.00	$0.00
Rent & Utilities	0.00	500.00	0.00	$500.00
Total Occupancy Expenses Header	**0.00**	**500.00**	**0.00**	**$500.00**
Personnel	0.00	0.00	0.00	$0.00
Benefits - Retirement Fund	0.00	3,216.00	948.00	$4,164.00
Contractors	0.00	0.00	1,000.00	$1,000.00
Health Insurance	4,838.38	12,350.25	198.80	$17,387.43
Officers' Compensation	306,200.00	175,997.51	0.00	$482,197.51

LimeLoop, INC

PROFIT AND LOSS

January 1, 2019 - January 27, 2021

	JAN - DEC 2019	JAN - DEC 2020	JAN 1-27, 2021	TOTAL
Payroll Taxes	15,335.65	14,223.75	0.00	$29,559.40
Salaries and Wages	4,800.00	0.00	0.00	$4,800.00
Total Personnel	**331,174.03**	**205,787.51**	**2,146.80**	**$539,108.34**
Professional Services	0.00	0.00	0.00	$0.00
Accounting & Bookkeeping Fees	0.00	6,092.20	508.98	$6,601.18
Engineering & Dev	0.00	52,896.00	0.00	$52,896.00
Legal Fees	17,918.62	5,527.00	0.00	$23,445.62
Payroll Processing	0.00	337.50	0.00	$337.50
R&D Contract Expenditures	2,199.05	0.00	0.00	$2,199.05
Total Professional Services	**20,117.67**	**64,852.70**	**508.98**	**$85,479.35**
Total Expenses	**$374,542.45**	**$285,648.11**	**$4,592.01**	**$664,782.57**
NET OPERATING INCOME	$ -338,096.83	$ -220,069.61	$41,285.90	$ -516,880.54
Other Income				
EIDL Grant	0.00	4,000.00	0.00	$4,000.00
Total Other Income	**$0.00**	**$4,000.00**	**$0.00**	**$4,000.00**
Other Expenses				
Depreciation	8,812.00	0.00	0.00	$8,812.00
Income Taxes - CA State	800.00	0.00	0.00	$800.00
Interest Expense	16,711.39	0.00	0.00	$16,711.39
Total Other Expenses	**$26,323.39**	**$0.00**	**$0.00**	**$26,323.39**
NET OTHER INCOME	$ -26,323.39	$4,000.00	$0.00	$ -22,323.39
NET INCOME	**$ -364,420.22**	**$ -216,069.61**	**$41,285.90**	**$ -539,203.93**

LimeLoop, INC

STATEMENT OF CASH FLOWS

January 2019 - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-539,203.93
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable (A/R)	-45,695.00
Less:Amortization of Shippers	-313.12
Shipper Inventory Subscribed	12,525.00
Shipper Inventory Unsubscribed	8,350.00
Accumulated Depreciation	10,270.00
Less Amortization of Prototypes	-3,810.00
Accumulated Amortization	7,326.80
Platform	40,648.50
Accrued Loan:Ashley Etling	800.00
Accrued Loan:Chantal Emmanuel	2,000.00
Accrued Loan:Viola Sutanto	-2,000.00
Accrued Payroll:Ashley Etling	53,600.00
Accrued Payroll:Chantal Emmanuel	75,600.00
Accrued Payroll:Viola Sutanto	11,897.51
Paycheck Protection Program Loan	49,700.00
Prepaid Expenses Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**220,899.69**
Net cash provided by operating activities	**$ -318,304.24**
INVESTING ACTIVITIES	
Shipper Prototype Development	18,539.50
Shippers	-60,611.00
Net cash provided by investing activities	**$ -42,071.50**
FINANCING ACTIVITIES	
Accrued Interest - Convertible Notes	23,504.72
EIDL Loan	12,100.00
F&F Convertible Debt	-6,803.33
Seed Convertible Note	320,010.00
Third Derivative Convertible Note	100,000.00
Opening Balance Equity	0.00
Retained Earnings	-48,210.18
Net cash provided by financing activities	**$400,601.21**
NET CASH INCREASE FOR PERIOD	**$40,225.47**
Cash at beginning of period	-6,733.19
CASH AT END OF PERIOD	**$33,492.28**

LimeLoop, INC

Statement of Changed in Stockholder's Equity

As of March 8, 2021

	Common Stock,		Additional Paid in Capital	Retained Earnings	Total Stockholder Equity
	# of Shares	$.0001 Par			
Balance on February 28, 2021	-	$ -	$ -	$ -	$ -
Issuance of Founder Shares	7,384,535	$ -	$ -	$ -	$ -
Net Income	-	$ -	$ -	$ -	$ -
Balance on March 8, 2021	7,384,535	$ -	$ -	$ -	$ -

LIMELOOP, INC.

NOTES TO THE FINANCIAL STATEMENTS

For the Fiscal Year ended December 31, 2019, and 2018
And Year to date

1. ORGANIZATION AND PURPOSE

LimeLoop, Inc. (the "Company"), is a corporation organized under the laws of the State of Delaware. The Company operates an IOT platform for retailers and derives revenue from subscriptions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

C) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions.

d) Legal Fees
Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.